AMENDED SCHEDULE “A”

Amended as of the 30th day of September, 2004.

Employee

Salary:	$160,000 per annum

Holidays:	Three weeks per annum

Entities:	None

Other Benefits:	Medical, dental, AD&D and life insurance coverage provided to all senior management.

DYNAMIC OIL & GAS, INC.

Per:

/s/ Wayne Babcock
Authorized Signatory

/s/ Michael Bardell	/s/ David Grohs
Authorized Signatory	David Grohs (Employee)